

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 7, 2016

James Cassidy, Esq.
President
Lark Street Acquisition Corporation, et al.
9454 Wilshire Boulevard, Suite 612
Beverly Hills, California 90212

  Re: **Lark Street Acquisition Corporation**
     Registration Statement on Form 10-12(g)
     Filed August 9, 2016
     File No. 000-55670

     Heron Street Acquisition Corporation
     File No. 000-55671

     Starling Street Acquisition Corporation
     File No. 000-55672

     Dove Street Acquisition Corporation
     File No. 000-55673

     Robin Street Acquisition Corporation
     File No. 000-55674

     Crow Street Acquisition Corporation
     File No. 000-55675

     Hawk Street Acquisition Corporation
     File No. 000-55676

     Wren Street Acquisition Corporation
     File No. 000-55677

     Finch Street Acquisition Corporation
     File No. 000-55678

     Sparrow Street Acquisition Corporation
     File No. 000-55679

Dear Mr. Cassidy:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Lee W. Cassidy, Esq.
       Cassidy & Associates